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                            December 17, 2020

       Charles B. Bernicker
       Chief Executive Officer
       South Mountain Merger Corp.
       767 Fifth Avenue, 9th Floor
       New York, NY 10153

                                                        Re: South Mountain
Merger Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed December 14,
2020
                                                            File No. 333-249673

       Dear Mr. Bernicker:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form F-4, filed December 14, 2020

       Unaudited Historical Comparative and Pro Forma Combined Per Share Data of South Mountain
       and Billtrust, page 44

   1. Correct the Billtrust pro forma book value per share amounts to report the pro forma deficits per share.
 Charles B. Bernicker
FirstName  LastNameCharles
South Mountain   Merger Corp.B. Bernicker
Comapany17,
December   NameSouth
               2020    Mountain Merger Corp.
December
Page 2     17, 2020 Page 2
FirstName LastName
       You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Raphael M. Russo, Esq.